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Exhibit 12.1

U.S. Restaurant Properties, Inc.
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years ended December 31,
	2001		2000
Net loss	$(18,612)		$(45)
Fixed charges:
Interest Expense	29,388		30,706
Capitalized Interest	52		739
Preferred Dividend Requirements	7,102		7,102

Total Fixed Charges and Preferred Stock
Dividends	36,542		38,547
Less Preferred Stock Dividend Requirements	7,102		7,102
Earnings	$10,828		$31,400

Ratio of Earnings to Fixed Charges	0.37	x	1.00	x
Ratio of Earnings to Combined
Fixed Charges and Preferred Stock Dividends	0.30	x	0.81	x

During the years ended December 31, 2000, the Company recorded non-cash credits of $3,713 relating to the contingent OP units accrued according to the 1997 termination of management contract.

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U.S. Restaurant Properties, Inc. Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands)